CUSIP No. 23559-26

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

AmerAlia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023559-26

(CUSIP Number)

Greg Link, Director

Sentient Executive MLP I, Limited, General Partner

Of Sentient USA Resources Fund, L.P.,

Zephyr House, P.O. Box 715

Grand Cayman KY1-1107, Cayman Islands

345-814-6317

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks LLP

9800 Mt. Pyramid Ct., Suite 400

Englewood, CO 80112

303-298-8443

December 31, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT USA RESOURCES FUND, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 54,054,495
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 54,054,495
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,054,495*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.7%*
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE MLP 1, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 54,054,495
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 54,054,495
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,054,495
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.7%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 23559-26

Item 1.

Security and Issuer

This filing relates to the common stock (the “Common Stock”) of AmerAlia, Inc. (“AmerAlia”), a Utah corporation. The address of AmerAlia’s principal office is 9233 Park Meadows Drive, Lone Tree, CO 80124

Item 2.

Identity and Background

(a) – (c) This Amendment is being filed jointly by: (i) Sentient USA Resources Fund, L.P. (“Partnership I”),  and (ii) Sentient Executive MLP I, Limited (“MLP I”) (the foregoing are collectively referred to herein as the “Reporting Persons”).

Item 3.

Source and Amount of Funds or Other Consideration

The funds used by Partnership I to complete the Restructuring (See Item 4) are funds on hand that are available for investment. These funds are proceeds from the issuance of partnership interests by Partnership I to one of its limited partners, Sentient Global Resources Fund III, L.P. (“Fund III”) which partnership interests are held by it for investment.

Item 4.

Purpose of Transaction

Item 4 is hereby amended to include the following additional disclosures:

This filing relates to the second closing of transactions described in the Restructuring Agreement (Exhibit FF) as amended by the Amendment to the Restructuring Agreement (Exhibit GG)(collectively referred to herein as the “Restructuring Agreement”). Just prior to the initial closing which occurred on October 31, 2008 (the “Initial Closing”), Partnership I issued limited partnership interests to Partnership II and Fund III (as defined in Amendment No. 4) in exchange for the contribution by each of them to Partnership I of all interests and securities related to the Issuer and its wholly owned subsidiary, Natural Soda Holdings, Inc. (“Holdings”) and in a partially owned subsidiary of Holdings known as Natural Soda, Inc. (“Soda”).

Except for the warrants previously contributed to Partnership I (Exhibits H & I) and 7,929,820 shares of the common stock of AmerAlia, at the Initial Closing, Partnership I transferred all of the interests and securities it owned related to AmerAlia, Holdings and Soda to AmerAlia or Holdings. In exchange, Partnership I received 27,875,047 shares of AmerAlia common stock and 820,000 shares of common stock of Holdings (representing 82% of the total authorized, issued and outstanding shares of the common stock of Holdings, the remaining 18% is owned by AmerAlia as a result of the Initial Closing).

The Second Closing occurred on December 31, 2008 in which Partnership I purchased an additional 12,149,628 shares of AmerAlia common stock at $0.36 per share.

 In addition to the warrants to purchase 600,000 shares (Exhibits H & I), Partnership I has a thirty-six month option to purchase up to an additional 5,500,000 shares of AmerAlia common stock at a purchase price of $0.36 per share solely for the purpose of discharging obligations of AmerAlia that existed at the date of the Initial Closing (Exhibit GG).

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

Partnership I purchased 12,149,628 shares of AmerAlia common stock at $0.36 per share at the Second Closing which occurred December 31, 2008.

There is no current plan by the Reporting Persons to transfer any additional interests in AmerAlia, NSHI or NSI to any person not related to the Reporting Persons.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

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Except for matters set forth in Item 4(a) above, no change.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

No change.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

No change.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

No change.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None, except as described herein.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer

Partnership I owns the following interests in securities of the Issuer:

(i)

47,954,495 shares of common stock of AmerAlia;

(ii)

The right to acquire up to 5,500,000 additional shares of AmerAlia at a purchase price of $.36 per share for a period of 36 months after the Initial Closing (See Items 4 and 4(a)); and

(iii)

The right to acquire up to 600,000 shares of common stock of AmerAlia at a purchase price of $1.00 per share pursuant to the Warrants (Exhibits H & I which have been transferred to Partnership I), which right expires on March 19, 2009.

If Partnership I exercises each of these rights it would own a total of 54,054,495 shares of common stock of AmerAlia, constituting approximately 74.7% of all of AmerAlia’s authorized issued and outstanding shares of common stock and assuming that no issuances of common stock by AmerAlia to anyone except Partnership I occurs after the Second Closing.

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Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except as described herein.

Item 7.

Material to be Filed as Exhibits

(A)

Securityholder Agreement dated March 19, 2004, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(B)

Letter of Amendment to the Securityholder Agreement effective July 31, 2004 by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(C)

Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $9,265,260 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(D)

Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $2,034,740 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(E)

Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $7,953,365 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(F)

Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $1,746,635 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(G)

Management and Cost Reimbursement Agreement, dated March 19, 2004 and effective October 1, 2003, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(H)

Warrant to Purchase 491,957 shares of Common Stock, issued by AmerAlia, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(I)

Warrant to Purchase 108,043 shares of Common Stock, issued by AmerAlia, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(J)

Shareholder Voting Agreement dated March 19, 2004 by and among Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and  Robert C.J. van

CUSIP No. 23559-26

Mourik, Bill H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(K)

Filing Agreement Dated September 1, 2004 Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. and Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(L)

Contribution Agreement, dated May 23, 2007, by and between Sentient (Aust.) Pty. Limited acting on behalf of Sentient Global Resources Trust No. I and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(M)

Contribution Agreement, dated May 23, 2007, by and between Sentient Executive GP I, Limited on behalf of the general partner of Sentient Global Resources Fund I, L.P. and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(N)

Filing Agreement Dated June 4, 2007, Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, and Sentient USA Resources Fund, LP. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(O)

Agreement to Share Proceeds, dated March 19, 2007, by and among Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1 and Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(P)

Purchase Agreement entered into to be effective as of the 13th day of July, 2007 by and between Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, Jacqueline B. Mars individually, and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference)

(Q)

Third Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of December 17, 2001 and incorporated herein by this reference.

(R)

Fourth Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of March 29, 2002 and incorporated herein by this reference.

(S)

Addendum to the Third and Fourth Amended and Restated Guaranty Agreements - Exhibit 10.40 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(T)

Form of Unsecured Subordinated Series C Debenture Due February 19, 2008 filed as Exhibit 10.39 to AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(U)

Promissory Note, dated August 24, 2007, in the principal amount of $350,000, from AmerAlia, Inc. to Sentient USA Resources Fund II, L.P. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference).

CUSIP No. 23559-26

(V)

Filing Agreement Dated August 22, 2007, Regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., and Sentient Global Resources Trust II. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference).

(W)

Debenture Purchase Agreement entered into May 27, 2008, to be effective as of the October 31, 2007, by and between Natural Soda, Inc. and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(X)

Form of Secured Series A 10% Debenture Due September 30, 2005 issued by Natural Soda Holdings, Inc. to Natural Soda, Inc. filed as Exhibit 10.36 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(Y)

Interest Purchase Agreement entered into on May 27, 2008, by and between Natural Soda, Inc. and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(Z)

Contribution Agreement (NSI), dated May 27, 2008, by and among, Sentient USA Resources Fund II, L.P., a Delaware limited partnership, Natural Soda Holdings, Inc., and Natural Soda, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(AA)

Contribution Agreement dated May 27, 2008, by and among, Natural Soda Holdings, Inc., and
AmerAlia, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(BB)

Promissory Note, dated May 27, 2008, in the principal amount of $465,000, from AmerAlia, Inc. to Sentient USA Resources Fund, L.P. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(CC)

Promissory Note Extension Agreement dated May 27, 2008, to be effective as of December 31, 2007, by and between Sentient USA Resources Fund II, L.P., a Delaware limited partnership and AmerAlia, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(DD)

General Release dated May 27, 2008 to be effective as of December 31, 2007, by and among AmerAlia, NSHI, NSI, Robert van Mourik, and Bill H. Gunn and for the benefit of Fund I, Trust I, Partnership I, Fund II, and others. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(EE)

Filing Agreement dated May 27, 2008, regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., Sentient Global Resources Trust II, and Sentient Global Resources Fund III, L.P. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(FF)

Restructuring Agreement dated September 25, 2008, by and among AmerAlia, Inc., Natural Soda Holdings, Inc., Natural Soda, Inc., Bill H. Gunn, Robert van Mourik, Sentient USA  Resources Fund, L.P., Sentient USA Resources Fund II, L.P., and Sentient Global Resources Fund III, L.P. filed as Exhibit 10.52 of AmerAlia’s Form 8-K reporting an event dated September 25, 2008 and incorporated herein by this reference.

(GG)

Amendment to the Restructuring Agreement by and among AmerAlia, Inc., Natural Soda Holdings, Inc., Natural Soda, Inc., Bill H. Gunn, Robert van Mourik, Sentient USA  Resources Fund, L.P., Sentient USA Resources Fund II, L.P., and Sentient Global Resources Fund III, L.P. filed as Exhibit 10.54 of AmerAlia’s Form 8-K reporting an event dated October 31, 2008 and incorporated herein by this reference.

CUSIP No. 23559-26

(HH)

Shareholder Agreement by and among AmerAlia, Inc., Natural Soda Holdings, Inc., and Sentient USA  Resources Fund, L.P., filed as Exhibit 10.55 of AmerAlia’s Form 8-K reporting an event dated October 31, 2008 and incorporated herein by this reference.

(II)

Filing Agreement dated November 7, 2008, regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., Sentient Global Resources Trust II, and Sentient Global Resources Fund III, L.P. (Filed with Amendment No. 4 reporting an event of October 31, 2008 and incorporated herein by this reference).

(JJ)

Filing Agreement dated November 7, 2008, regarding Joint Filing Of Schedule 13D, by and between Sentient USA Resources Fund, L.P., and Sentient Executive MLP 1, Limited. (Filed herewith).

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient USA Resources Fund, L.P. By: Sentient Executive MLP1, Limited, General Partner By: ___/s/ Greg Link Greg Link, Director Date: January 9, 2009
Sentient Executive MLP1, Limited, By: ___/s/ Greg Link Greg Link, Director Date: January 9, 2009

CUSIP No. 23559-26

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of MLP I, are as follows. MLP I has no executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address
Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Susanne Sesselman	Director	Austrian	Investment Manager	Am Wildzaun 19 D-82041, Oberhaching, Germany
Greg Link	Director	New Zealander	Investment Manager	3rd Floor, Zephyr House 122 Mary Street, P.O. Box 715, Grand Cayman KY1-1107 Cayman Islands